SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(b)
(Amendment No. 12)*

TF Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872391 10 7
(CUSIP Number)

September 26, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 pages

CUSIP No	872391 10 7	Schedule 13G	Page 2 of 4 Pages

1.	Name of Reporting Person
S.S. or I.R.S. Identification Number of above person:

Third Federal Savings Bank
Employee Stock Ownership Plan

2.	Check the appropriate box if a member of a group*

	(a)	☒	(b)	☐

3.	SEC Use Only

4	Citizenship or Place of Organization:	Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	0

6	Shared Voting Power:	286,648

7.	Sole Dispositive Power:	0

8.	Shared Dispositive Power:	286,648

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9:		10.10%

12.	Type of Reporting Person*:	EP

* SEE INSTRUCTION

Page 3 of 4 Pages

Item 1(a)	Name of Issuer:	TF Financial Corporation

(Item 1(b)	Address of Issuer’s Principal Executive Offices:

3 Penns Trail
Newtown, Pennsylvania 18940

Item 2(a)	Name of Person Filing

Third Federal Savings Bank
Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office:	Same as Item 1(b)

Item 2(c)	Citizenship:	Pennsylvania

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	872391 10 7

Item 3	Check whether the person filing is a:

Item 3(f)	X	Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 3(k)	X	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 3(a)(b)(c)(d)(e)(g)(h)(i)(j) -		not applicable.

Item 4(a)	Amount Beneficially Owned:	286,648

Item 4(b)	Percent of Class:	10.10%

Item 4(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0
	(ii)	shared power to vote or to direct the vote	286,648
	(iii)	sole power to dispose or to direct the disposition of	0
	(iv)	shared power to dispose or to direct the disposition of	286,648

Item 5	Ownership of Five Percent or Less of Class:

[Not Applicable]

Page 4 of 4 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the ESOP Trustees both filing under the Item 3(f) and 3(k) classifications.  Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kent C. Lufkin	February 8, 2013
Kent C. Lufkin, as Plan Committee member	Date

/s/ Dennis R. Stewart	February 8, 2013
Dennis R. Stewart, as Plan Committee member	Date

/s/ Richard L. Eble	February 8, 2013
Richard L. Eble, as Plan Committee member	Date

/s/ Beth A. Mallak	February 8, 2013
Beth A. Mallak, as Plan Committee member	Date

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert N. Dusek	January 23, 2013
Robert N. Dusek, as Trustee	Date

/s/ Albert M. Tantala, Sr.	January 23, 2013
Albert M. Tantala, Sr., as Trustee	Date

Exhibit A

Identification of Members of Group

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees.  The ESOP Trustees share voting and dispositive power with the Plan Committee.  By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants.  Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustees as directed by the Plan Committee.  Investment direction is exercised by the ESOP Trustees as directed by the Plan Committee.  The Plan Committee and the ESOP Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

Members of the Plan Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the ESOP are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership (1)	As ESOP Participant

Kent C. Lufkin	56,232	4,939
Richard L. Eble	4,285	9,186
Dennis R. Stewart	20,808	5,637
Beth A. Mallak	1,050	1,700

The ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as an ESOP Trustee are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership (1)	As ESOP Participant

Robert N. Dusek	124,415	0
Albert M. Tantala, Sr.	137,531	0

_____________
(1)
Beneficial ownership as of December 31, 2012.  Includes shares of common stock of issuer owned in conjunction with family members.  The Plan Committee and ESOP Trustees disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and as ESOP Trustees.  Excludes shares beneficially owned as an ESOP Participant.